OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Portico Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Mason Street, 4th Floor
(No. and Street)

Greenwich, CT 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

4 Times Square, 151 W 42nd Street, 19th Floor, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Richard Northrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Portico Capital Securities LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Richard Northrop
Managing Partner

Notary Public

Kathleen O' Sullivan
Notary Public-Connecticut
My Commission Expires
August 31, 2022

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Portico Capital Securities LLC
Financial Statement
December 31, 2020

Portico Capital Securities LLC
Index to Financial Statement
December 31, 2020



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
Portico Capital Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Portico Capital Securities LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
April 1, 2021

Portico Capital Securities LLC
Statement of Financial Condition
As of December 31, 2020

Assets	
Cash and cash equivalents	$ 1,916,255
Accounts receivable	8,275
Due from parent company	1,552,535
Prepaid expense	12,577
Total Assets	$ 3,489,642
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 204,084
Total Liabilities	204,084
Member's Equity	3,285,558
Total Liabilities and Member's Equity	$ 3,489,642

See accompanying notes to financial statement.

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2020

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Portico Capital Securities LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activities include providing consulting advice in:
(i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash equivalents consist of short-term money market accounts in the amount of $118,385 as of December 31, 2020.

Accounts Receivable

Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. There were $8,275 in accounts receivable as of December 31, 2020. Recoveries of amounts previously written off are recorded as income when received. There was no allowance necessary as of December 31, 2020.

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2020

Nature of Operations and Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimates for assets measured at amortized cost. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to the member for federal tax purposes. Therefore, no provision or liability for federal income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain income tax positions that require adjustment to or disclosures in the financial statements.

New Accounting Pronouncement
ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)". The amendments in this update are intended to simplify the accounting for income taxes be removing certain exceptions to accounting principles generally accepted in the United States of America. The amendments also improve consistent application of and simplifying accounting principles generally accepted in the United States of America by modifying and/or revising the accounting for certain income tax transactions and by clarifying certain existing codification. The amendments in the update are effective for the Company for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of adoption of this guidance.

2. **Related Party Transactions**

Portico Holdings, LLC ("PH") is the single member of the Company. In May 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with PH. Under the terms of the Agreement, PH provides services and facilities to the Company and the Company compensates PH for providing such services and facilities. PH processes the payment of expenses, which includes rent and utilities, salaries, telecommunications, professional fees and administrative assistance. PH charged the Company $10,016,643 for such expenses for the year ended December 31, 2020. The Company reimbursed $8,469,632 to PH for these expenses and PH treated the remaining $1,547,011 as a capital contribution to the Company. PH owes the Company $1,552,535 at December 31, 2020 for monies advanced to PH by the Company.

3. **Net Capital and Aggregate Indebtedness Requirement**

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,709,803, which exceeded the minimum requirement of $13,606. At December 31, 2020, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .12 to 1.

4. **Rule 15c3-3 Exemption**

The Company relies on Footnote 74 of the 2013 SEC Release 34-70073 in that the Company carries no margin accounts; does not hold funds or securities for, or owe money or securities to customers.

5. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through April 1, 2021, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.